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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BANCO VOTORANTIM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 EAST 56TH STREET, 9TH FLOOR, SUITE 920
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felipe Britto — (212) 339-7390
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Felipe Britto _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Banco Votorantim Securities, Inc. _____ , as of
_____ December 31, 2016 , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
                                                                    Signature

_____
                                                                      CEO
                                                                     Title

_____
     Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ _2018_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banco Votorantim Securities, Inc.

(A Wholly-Owned Subsidiary of
Banco Votorantim SA)
Statement of Financial Condition
December 31, 2016

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Contents
December 31, 2016

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Banco Votorantim Securities, Inc.

We have audited the accompanying statement of financial condition of Banco Votorantim Securities, Inc., as of December 31, 2016. This financial statement is the responsibility of Banco Votorantim Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banco Votorantim Securities, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 11 of the financial statements, in February 2017, the stockholder has elected to cease operations of the Company.

WeiserMazars LLP

February 20, 2017

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 12,202,519
Due from clearing broker	1,390,161
Fixed assets, net of accumulated depreciation of $347,514	143,203
Other assets	189,246
Total assets	**$ 13,925,129**

Liabilities and Stockholder's Equity
Liabilities

Accounts payable and accrued expenses	$ 585,925
Deferred benefit plans payable	1,484,994
Total liabilities	**2,070,919**

Stockholder's equity

Common stock, $1 par value, 22,000,000 shares authorized, issued and outstanding	22,000,000
Accumulated deficit	(10,145,790)
Total stockholder's equity	**11,854,210**
Total liabilities and stockholder's equity	**$ 13,925,129**

The accompanying notes are integral part of these financial statements.

2

1.   **Organization and Nature of Business**

Banco Votorantim Securities, Inc. (the "Company") is a wholly-owned subsidiary of Banco Votorantim SA (the "Parent"), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

2.   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in two financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2016, this credit risk amounts to approximately $11,953,000.

Fixed Assets
Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company provides for all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $250,000, which is included in due from clearing broker on the statement of financial condition. This cash position serves as collateral for losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. **Fixed Assets**

A summary of the cost and accumulated depreciation and amortization of fixed assets at December 31, 2015 is as follows:

		Estimated Useful Lives
Computer and equipment	$ 357,371	3-5 years
Furniture and fixtures	112,797	7 years
Leasehold improvements	20,549	8 years
	490,717	
Less accumulated depreciation and amortization	(347,514)	
	$ 143,203	

5. **Related Party Transactions**

The Company is economically dependent on its Parent and its affiliates which are under common control.

The Company provides administrative and related services to its Parent and affiliate.

The Company acts as the non-exclusive placement agent in the sale of securities for its Parent. There are no related outstanding receivables as of December 31, 2016.

6. **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2016, the Company's net capital under the Rule was $11,521,741, which exceeded the minimum requirement of $250,000 by $11,271,741.

7. **Income Taxes**

At December 31, 2016, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $2,989,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance decreased from $3,252,000 to $2,989,000 at December 31, 2016.

As of December 31, 2016, the Company had net operating loss carryforwards of approximately $7,473,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2027 through 2035.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2016. At December 31, 2016, the Company's income tax returns for the years 2013, 2014 and 2015 are subject to examination by the tax authorities.

8.   **Commitment**

In November 2016, the Company renewed its New York lease through February of 2024. Minimum rental payments attributable to the operating lease agreement:

Year Ending December 31,	Amount
2017	$ 196,735
2018	237,615
2019	247,324
2020	257,544
2021	259,077
Thereafter	577,941
Total	$ 1,776,236

9.   **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

10.   **Deferred Benefit Plans Payable**

Deferred Bonus Plan

The Company established deferred compensation arrangements (the "Plan") for all Company's directors and employees to attract, motivate and retain talent. Under the Plan, a portion of the employees' compensation over a certain threshold amount is deferred and is expected to vest over a 2 to 3 year period depending on the vesting terms. At December 31, 2016, the balance accumulated under the Plan was approximately $1,239,590 and was included in deferred benefits plans payable on the statement of financial condition.

Phantom Shares Acquisition Plan

The Company offers a Phantom Shares Acquisition Plan for all Company's directors and employees to attract, motivate and retain talent. Under this arrangement, employees are entitled to acquire on a yearly basis, the Parent's stock by using the full or partial value of their current discretional compensation incentive. The Company will provide participating employees with an additional match based on the percentage of the current incentive used by the employees. At December 31, 2016, the balance accumulated under this arrangement was approximately $245,404 and was included in deferred benefits plans payable on the statement of financial condition.

11. Subsequent Events

In February 2017, the Parent elected to cease operations of the Company and is in the process of dissolving the Company. It is estimated that the Company will be dissolved during the first half of 2017.

The Company has evaluated subsequent events through February 20, 2017, the date the financial statement were available for issuance.